U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                         FREESTAR TECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   35687X-10-3
                                 (CUSIP Number)

                              D. Roger Glenn, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 16, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Heroya Investments Limited

2.  Check  the  Appropriate  Box if a  Member  of a  Group  (See  Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 46,750,960

8. Shared Voting Power: 0

9. Sole Dispositive Power: 46,750,960

10. Shared Dispositive Power: 0

11. Aggregate Amount  Beneficially  Owned by the Reporting  Persons  (combined):
46,750,960

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: _______

13. Percent of Class Represented by Amount in Row (11): 9.8%

14. Type of Reporting Person: CO

ITEM 1.  SECURITY AND ISSUER.

FreeStar Technology Corporation
Common Stock, $0.001 par value
Calle Fantino Falco, J.A. Baez Building, 2nd Floor Santo Domingo, Dominican Republic

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Heroya Investments Limited.

(b) Suite 52 & 53 Victoria House, 26 Main Street, POB 399, Gibraltar.

(c) Investments.

(d) No.

(e) No.

(f) Gibraltar

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 10, 2002, the Issuer entered into an agreement with Heroya Investments Limited for the acquisition of privately held Rahaxi Processing Oy. On December 16, 2002, the parties to that agreement executed an amendment; under this amendment, the purchase price of $4,300,000 was to be paid in restricted common stock of the Registrant and cash as follows:

(a) The Registrant issued to Heroya on December 18, 2002 22,000,000 shares of common stock in exchange for the forgiveness of $2,150,000 of the $4,300,000 owed.

(b) The remainder of the purchase price ($2,150,000) was to be paid in cash, with payments due from February 16, 2003 to December 16, 2003.

On February 25, 2003, the parties to that agreement executed a second amendment under which the remainder of the purchase price of $4,300,000 was to be paid as follows:

(a) The Registrant issued to Heroya 23,200,000 shares of common stock in exchange for the forgiveness of an additional $1,597,000 of the $4,300,000 originally owed.

(b) The remainder of the cash purchase price ($553,000) was to be paid in cash, with payments due from March 10, 2003 to December 16, 2003.

On June 27, 2003, the parties to that agreement executed a third amendment under which the remaining $553,000 of the original cash purchase price of $4,300,000 was to be paid as follows:

(a) The Registrant issued to Heroya 8,137,000 shares of common stock in exchange for the forgiveness of the remaining balance owed of $553,000.

(b) As a result of the third amendment, there is no cash purchase price to be paid.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

In addition to sales previously reported, Heroya Investments Limited made the following sales of Common Stock of Freestar Technology Corporation on the following dates for the following prices:

DATE                       NUMBER OF SHARES          PRICE
August 23, 2004            300,000                   $.073998
August 24, 2004            125,000                   $.072398
August 25, 2004            400,000                   $.072498
August 26, 2004            155,000                   $.084198
August 27, 2004            40,000                    $.072998
August 30, 2004            200,000                   $.062098
August 31, 2004            120,000                   $.059199
September 1, 2004          130,000                   $.062998
September 2, 2004          145,000                   $.057299
September 7, 2004          100,000                   $.056498
September 8, 2004          60,000                    $.052999
September 9, 2004          30,000                    $.047998
September 10, 2004         200,000                   $.046999
September 13, 2004         100,000                   $.043999
September 14, 2004         481,040                   $.036799





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Acquisition Agreement between the Registrant and Heroya Investments Limited, effective on September 10, 2002 (the following schedules have been omitted:
Schedule 1, books and records of Rahaxi; Schedule 2, draft employment agreements with Hans Turitz and Tony Horrell; and Schedule 3, list of clients introduced to Rahaxi by Heroya) (incorporated by reference to Exhibit 2 of the Form 8-K filed on September 25, 2002).

(b) Amendment 1 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated December 16, 2002 (incorporated by reference to
Exhibit 2.2 of the Form 8-K/A filed on December 24, 2002).

(c) Amendment 2 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated February 25, 2003 (incorporated by reference to
Exhibit 2.3 of the Form 8-K/A filed on February 26, 2003).

(c) Amendment 3 to Acquisition Agreement between the Registrant and Heroya Investments Limited, dated June 27, 2003 (incorporated by reference to Exhibit
2.4 of the Form 8-K/A filed on October 15, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                     Heroya Investments Limited
Date: September 17, 2004



                                    By:   /s/   D. Roger Glenn
                                        ----------------------------------------
                                          D. Roger Glenn as attorney-in-fact